UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No                    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No                    X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Today December 16th, 2021, S&P Global Ratings (S&P) has upgraded by one notch BBVA’s long-term issuer credit rating (ICR) to A from A- and short-term ICR to A-1 from A-2. The outlook has changed to negative from stable, mirroring now the negative outlook of Spain’s Sovereign S&P’s current rating.

S&P has also taken the following actions over other BBVA’s ratings:

●	Upgraded by one notch long-term senior unsecured instruments issue rating to A from A-.

●	Upgraded by one notch short-term senior unsecured instruments issue rating to A-1 from A-2.

●	Upgraded by one notch long-term resolution counterparty rating (RCR) to A+ from A.

●	Affirmed short-term RCR at A-1.

●	Affirmed debt ratings on hybrid instruments.

Madrid, December 16th 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: December 16, 2021

By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla

Title: Investor Relations Manager